77Q1(e)
      BLACKROCK FUNDS II
Addendum No. 4 to the Investment Advisory Agreement
    This Addendum, dated as of the 26th day of February, 2013, is entered into by and between BLACKROCK FUNDS II, a Massachusetts business trust (the "Fund"), and BLACKROCK ADVISORS, LLC, a Delaware limited liability company (the "Adviser").
    WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement dated as of May 31, 2007 (the "Advisory Agreement") pursuant to which the Fund appointed the Adviser to act as investment adviser to certain investment portfolios of the Fund; and
    WHEREAS, Section 1(b) of the Advisory Agreement provides that in the event the Fund establishes one or more additional investment portfolios with respect to which it desires to retain the Adviser to act as investment adviser under the Advisory Agreement, the Fund shall so notify the Adviser in writing and if the Adviser is willing to render such services it shall so notify the Fund in writing; and
    WHEREAS, pursuant to Section 1(b) of the Advisory Agreement, the Fund has notified the Adviser that it is establishing the LifePath(r) Active 2055 Portfolio (the "New Portfolio"), and that it desires to retain the Adviser to act as the investment adviser therefor, and the Adviser has notified the Fund that it is willing to serve as investment adviser to the New Portfolio;
    NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.
Appointment. The Fund hereby appoints the Adviser to act as investment adviser to the New Portfolio for the period and on the terms set forth in the Advisory
Agreement. The Adviser hereby accepts such appointment and agrees to render the services set forth in the Advisory Agreement with respect to the New Portfolio for the compensation herein provided.


2.
Compensation. The Adviser shall receive any compensation from the Fund at the annual rates set forth on Appendix A for the services provided and the expenses assumed pursuant to the Advisory Agreement.


3.
Capitalized Terms. From and after the date hereof, the term "Portfolio" as used in the Advisory Agreement shall be deemed to include the LifePath(r) Active 2055
Portfolio.


4.
Miscellaneous. Except to the extent supplemented hereby, the Advisory Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.
Without limiting the generality of the foregoing, it is understood that the Adviser may employ one or more sub-advisers for the New Portfolio pursuant to Section 2 of the Advisory Agreement.


5.
Release. "BlackRock Funds II" and "Trustees of
BlackRock Funds II" refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated April 26, 2007, which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Fund. The obligations of "BlackRock Funds
II" entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Fund personally, but bind only the Trust
Property (as defined in the Declaration of Trust), and all persons dealing with any class of shares of the Fund must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Fund.



    IN WITNESS WHEREOF, the parties hereto have caused this Addendum No. 4 to the Advisory Agreement to be executed by their officers designated below as of the day and year first above written.





BLACKROCK FUNDS II


By:
/s/ John Perlowski
Name: John Perlowski
Title: President and Chief Executive Officer

BLACKROCK ADVISORS, LLC


By:
/s/ John Perlowski
Name: John Perlowski
Title: Managing Director


Appendix A
Fees
LifePath(r) Active 2055 Portfolio
None.